EXHIBIT 99.1

Equinox Gold Announces 2019 Production and Corporate Highlights

All dollar amounts are in United States dollars unless otherwise indicated

VANCOUVER, Jan. 8, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that it achieved 2019 guidance, producing 201,000 ounces ("oz") of gold for the year. Full financial and operating results will be reported in early March upon completion of the 2019 year-end financial statements.

"Equinox Gold had an ambitious agenda for 2019 and we achieved all of our objectives. During the year we advanced our second mine into production and our third mine into construction, enhanced liquidity by listing on the NYSE American and graduating to the TSX, reduced our cost of capital and brought a new long-term strategic investor to the Company, and wrapped up the year with the announcement of a merger with Leagold Mining," said Christian Milau, CEO of Equinox Gold. "Completing the merger will transform Equinox Gold into one of the world's top gold producers, with six producing mines and four growth projects operating entirely in the Americas and a fully-funded growth plan to accelerate our vision of becoming a million-ounce producer."

2019 Highlights

  Achieved guidance with total production of approximately 201,000 oz of gold in 2019
  Completed strategic $130 million investment by Mubadala Investment Company
  Arranged $130 million corporate revolving credit facility
  Achieved commercial production at Aurizona on July 1, 2019
  Listed on the NYSE American Stock Exchange and graduated to the TSX Stock Exchange
  Commenced Castle Mountain Phase 1 construction with production targeted for Q3-2020
  Announced at-market merger with Leagold Mining (TSX: LMC) to create a premier Americas gold producer
  Cash balance (unrestricted) at December 31, 2019 of approximately $68 million (unaudited) with an additional $10 million available to draw under the revolving credit facility

Production is in line with the Company's guidance of 200,000-235,000 oz and all-in-sustaining costs are expected to be within guidance of $940-$990 per oz of gold sold. The Company produced approximately 125,700 oz of gold in 2019 from its Mesquite Mine in California. From its Aurizona Mine in Brazil, which commenced commercial production on July 1, 2019, the Company produced approximately 75,300 oz of gold including oz poured during commissioning and ramp-up. Equinox Gold's 2019 fourth quarter production was approximately 80,200 oz, with 40,300 oz from Mesquite and 39,900 oz from Aurizona.

The 2019 production, cash balance and cost figures are preliminary and subject to change when the Company releases its Q4 and audited 2019 financial results in March.

Equinox Gold will provide 2020 production and cost guidance upon conclusion of the proposed merger with Leagold. Equinox Gold and Leagold are hosting their respective special meetings of securityholders on January 28, 2020 to seek approval for a number of matters in connection with the proposed merger. The transaction is expected to close in late February, subject to all necessary securityholder and regulatory approvals.

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. The Company is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of pouring gold in Q3-2020. Equinox Gold is listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws, collectively "forward-looking statements". These include statements regarding Equinox Gold's expectations of its final production, cost and cash balance numbers for 2019, and its expectations regarding completion of the proposed merger with Leagold. When used in this news release, words such as "will", "to be", "expected", "subject to", "proposed", "target", "strategy", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the transaction; the satisfaction of the conditions precedent to the transaction; the strengths, characteristics and potential of the combined company; and future plans, projections, objectives, estimates and forecasts and the timing related thereto. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in the joint management information circular related to the proposed merger dated December 20, 2019 along with Equinox Gold's Annual Information Form for the year ended December 31, 2018, which are both available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Leagold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

All-in-Sustaining Costs

This news release refers to expected all-in sustaining costs ("AISC") per ounce which is a non-GAAP (generally accepted accounting principles) measure. This measurement has no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. This measurement is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. AISC per ounce starts with total cash costs and adds net capital expenditures that are sustaining in nature, general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by ounces sold to arrive at AISC per ounce. Management believes AISC is a measure commonly used in the gold mining industry and is useful for monitoring the performance of operations and the ability of mines to generate positive cashflow.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2020/08/c6850.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO; Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:00e 08-JAN-20